SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM	1 Translation of letter to the Argentine Securities Commission dated April 26, 2024.

Buenos Aires, April 26, 2024

Comisión Nacional de Valores (“CNV”)

25 de Mayo 175

City of Buenos Aires

Bolsas y Mercados Argentinos S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Mercado Abierto Electrónico S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

Re: Board of Directors Composition and Supervisory Committee of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of article 4° of Chapter II, Title II of the National Securities Commission Regulations (N.T. 2013) and the respective regulations of ByMA and MAE.

Pursuant to the resolutions adopted by the General Ordinary and Extraordinary and Special Ordinary Class A and Class D Shareholders’ Meeting and the meeting of the Board of Directors of YPF S.A. (the “Company”) held on April 26, 2024, and according to the By-Laws, the Board of Directors of YPF S.A. is composed as follows:

Title	Name	Class of shares represented	Term
Chairman of the Board* / Director	Horacio Daniel Marin	Class D	Three fiscal years

Director	Mario Eduardo Vázquez	Class D	Three fiscal years

Director	Carlos Manuel Bastos	Class D	Three fiscal years

Director	José Rolandi	Class D	Three fiscal years

Director	Eduardo Alberto Ottino	Class D	Three fiscal years

Director	Omar Gutiérrez	Class D	Three fiscal years

Director	Emiliano José Mongilardi	Class D	Three fiscal years

Director Director	Horacio Oscar Forchiassin Jimena Hebe Latorre	Class D Class D	Three fiscal years Three fiscal years

Director	José Guillermo Terraf	Class D	Three fiscal years

Director	Gerardo Damián Canseco	Class D	Three fiscal years

Director	Nicolas José Posse	Class A	Three fiscal years

Alternate Director	Santiago Martinez Tanoira	Class D	Three fiscal years

Alternate Director	Silvia Noemi Ayala	Class D	Three fiscal years

Alternate Director	Mauricio Alejandro Martin	Class D	Three fiscal years

Alternate Director	Maria Martina Azcurra	Class D	Three fiscal years

Alternate Director	Guillermo Gustavo Koenig	Class D	Three fiscal years

Alternate Director	Carla Antonela Matarese	Class D	Three fiscal years

Alternate Director	Hugo Eduardo Rodriguez	Class D	Three fiscal years

Alternate Director	Pamela Fernando Verasay	Class D	Three fiscal years

Alternate Director	Maria Araceli Guzmán	Class D	Three fiscal years

Alternate Director	Julio Alejandro Schiantarelli	Class D	Three fiscal years

Alternate Director	Guillermo Alberto Francos	Class A	Three fiscal years

*	The office term of the President is for two fiscal years.

The Supervisory Committee is composed as follows:

Title	Name	Class of shares represented	Term
Member	Raquel Inés Orozco	Class A	One fiscal year

Member	Juan Andrés Gelly Obes	Class D	One fiscal year

Member	Santiago Carlos Lazzati	Class D	One fiscal year

Alternate member	Vivian Haydee Stenghele	Class A	One fiscal year

Alternate member	Alejandro Poli	Class D	One fiscal year

Alternate member	Alfredo Cayetano Cogorno	Class D	One fiscal year

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 26, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer